SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 7, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

     By letter dated October 7, 2016, the Company informed that, through its subsidiary REAL ESTATE INVESTMENT GROUP V L.P., has decided to renew the loan granted dated October 9, 2015 for the amount of US $ 40 million to Inversiones Financieras del Sur S.A. ( "IFISA"), a subsidiary indirectly controlled by Eduardo Sergio Elsztain. The renovation implies the extension of the deadline for repayment within 30 days from October 8, 2016, automatically renewable for periods of 30 days to a maximum of 180 days and the setting of a rate of 9% per annum.

      The Audit Committee has no objections towards this transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 7, 2016